SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 06 February 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------










BP p.l.c.
Group Results
Fourth Quarter and Full Year 2006
Unaudited

                                                          London 6 February 2007

                             FOR IMMEDIATE RELEASE
                             ----------------------

   Fourth      Third     Fourth
  Quarter    Quarter    Quarter                                                        Year
     2005       2006       2006  $ million                                   2006       2005          %
    ===========================                                            ============================
    3,685      6,231      2,880  Profit for the period*                    22,000     22,341
      747        744      1,015  Inventory holding (gains) losses             253     (3,027)
    ---------------------------                                            ----------------------------

    4,432      6,975      3,895  Replacement cost profit                   22,253     19,314         15
    ===========================                                            ============================

    12.15      18.76      10.37  - per ordinary share (pence)               60.38      50.23
    21.34      35.08      20.08  - per ordinary share (cents)              111.10      91.41         22
     1.28       2.10       1.21  - per ADS (dollars)                         6.67       5.48
    ===========================                                            ============================

- BP's fourth quarter replacement cost profit was $3,895 million, compared with $4,432 million a year ago, a decrease of 12%. For the year, replacement cost profit was $22,253 million compared with $19,314 million, up 15%.

- The fourth quarter result included a net non-operating charge of $152 million compared with a net non-operating charge of $553 million in the fourth quarter of 2005. For the year, the net non-operating gain was $1,062 million compared with a net non-operating charge of $1,754 million for 2005.

- Compared with a year ago, the fourth quarter trading environment reflected higher oil realizations, lower refining and retail marketing margins and lower gas realizations.

- Net cash provided by operating activities for the quarter and year was $5.0 billion and $28.2 billion, respectively, compared with $4.2 billion and $26.7 billion a year ago.

-   The ratio of net debt to net debt plus equity was 20%.

- The quarterly dividend, to be paid in March, is 10.325 cents per share ($0.6195 per ADS) compared with 9.375 cents per share a year ago. For the year, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.258 pence per share, compared with 5.288 pence per share a year ago; for the year the increase was 6%. During the year, the company repurchased 1,334 million of its own shares, representing 6.5% of the end 2005 outstanding shares net of treasury shares, at a cost of $15.5 billion.


BP Group Chief Executive, Lord Browne, said:

"The fourth quarter result reflects the recent declines in the overall price and margin environment, as well as operational factors and increased safety and integrity investments. Our record full year replacement cost profit and operating cash flow supported the group's capital programme and increased dividends and share buybacks. We remain committed to addressing the recent operational issues while executing our strategy with discipline and focus."

*  Profit attributable to BP shareholders.


                           Summary Quarterly Results
                           -------------------------

Exploration and Production's fourth quarter result was impacted by significantly lower gas prices and realizations and lower reported volumes, partly offset by higher liquids realizations. In addition, it included higher costs, reflecting the impacts of sector specific inflation and increased integrity and revenue investment. Furthermore, BP's share of income from equity-accounted entities was negatively affected by lower net income from TNK-BP, reflecting the adverse effect of lagged tax reference prices and the absence of the gain on sale of assets that occurred in the fourth quarter of 2005.

The Refining and Marketing result reflects a number of improvements on a year ago. These result from the progressive recommissioning of the Texas City refinery following the storm-related shutdown, together with the absence of storm-related disruptions to our pipelines and marketing businesses, the absence of rationalization costs and a lower adverse impact from IFRS fair value accounting. Additionally, the result reflects lower refining margins partially offset by stronger supply optimization benefits, and lower overall marketing margins.

In Gas, Power and Renewables the higher result reflects non-operating gains compared with a net non-operating charge in the same period last year, partly offset by lower contributions from the gas marketing and trading and NGL businesses and a lower benefit related to IFRS fair value accounting.

Finance costs and Other finance expense was $149 million for the quarter.

The consolidation adjustment, which removes the margin on sales between segments in respect of inventory at the period end, was a charge of $103 million.

The effective tax rate on replacement cost profit of continuing operations was 25% versus 32% a year earlier reflecting the impact of a number of favorable items in the fourth quarter and the effect of year end prices on inventory holding gains and losses.

Capital expenditure and acquisitions was $5.4 billion for the quarter. Disposal proceeds were $0.8 billion.

Net debt at the end of the quarter was $21.4 billion. The ratio of net debt to net debt plus equity was 20%.

During the fourth quarter, the company repurchased 310 million of its own shares for cancellation, at a cost of $3.5 billion.

The commentaries above and following are based on replacement cost profit.

The financial information for 2005 has been restated to reflect the following, all with effect from 1 January 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing; and (d) the change in the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power. See Note 2 for further details.

                              Non-operating Items
                              -------------------

                                                                                                  Fourth
$ million                                                                                        Quarter
                                                                                                    2006

                                                                                                =========
Exploration and Production                                                                          (177)
Refining and Marketing                                                                               (53)
Gas, Power and Renewables                                                                            215
Other businesses and corporate                                                                      (188)
                                                                                               ----------
                                                                                                    (203)
Taxation                                                                                              51
                                                                                               ----------
Continuing Operations                                                                               (152)
Innovene Operations                                                                -
Taxation                                                                           -                   -
                                                                            --------            ---------
Total for all operations                                                                            (152)
                                                                                                =========



       Reconciliation of Replacement Cost Profit to Profit for the Period
       ------------------------------------------------------------------


     Fourth        Third        Fouth
    Quarter      Quarter      Quarter                                                          Year
       2005         2006         2006  $ million                                            2006      2005
     =================================                                                    =================
      6,566        9,935        5,063  Exploration and Production                         29,647    25,485
       (165)       1,503          312  Refining and Marketing                              5,283     4,394
        129          152          470  Gas, Power and Renewables                           1,376     1,077
       (409)        (261)        (276) Other businesses and corporate                       (947)   (1,237)
                                       Consolidation adjustments
        234          440         (103) Unrealized profit in inventory                         52      (208)
                                       Net profit on transactions between continuing
        128            -            -   and Innovene operations (a)                            -       527
     ---------------------------------                                                    -----------------
      6,483       11,769        5,466  RC profit before interest and tax                  35,411    30,038
     ---------------------------------                                                    -----------------

       (215)        (117)        (149) Finance costs and other finance expense              (516)     (761)
     (2,029)      (4,614)      (1,347) Taxation                                          (12,331)   (9,473)
        (93)         (63)         (75) Minority interest                                    (286)     (291)
     ---------------------------------                                                    -----------------
                                       RC profit from continuing operations
      4,146        6,975        3,895   attributable to BP shareholders (b)               22,278    19,513
     =================================                                                    =================
                                       Inventory holding gains (losses) for
       (903)        (744)      (1,015)   continuing operations                              (253)    2,644
     ---------------------------------                                                    -----------------
                                       Profit for the period from continuing
      3,243        6,231        2,880    operations attributable to BP shareholders       22,025    22,157
                                       Profit (loss) for the period from Innovene
         442           -            -    Operations (c)                                      (25)      184
     ---------------------------------                                                    -----------------
                                       Profit for the period attributable to
      3,685        6,231        2,880    BP shareholders                                  22,000    22,341
     =================================                                                    =================

                                       RC profit from continuing operations
                                       attributable
      4,146        6,975        3,895    to BP shareholders                               22,278    19,513
        286            -            -  RC profit (loss) from Innovene operations             (25)     (199)
     ---------------------------------                                                    -----------------
      4,432        6,975        3,895  Replacement cost profit                            22,253    19,314
     =================================                                                    =================


(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured were taken by BP; and the margin on sales of feedstock from BP's US refineries to Innovene's manufacturing plants. The profits attributable to individual segments were not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

(b) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

(c)   See further detail in Note 3.


                               Per Share Amounts
                               -----------------

     Fourth        Third       Fourth
    Quarter      Quarter      Quarter                                                     Year
       2005         2006         2006                                                  2006         2005
 =====================================                                             ======================
                                       Results for the period ($m)
      3,685        6,231        2,880  Profit (a)                                    22,000       22,341
      4,432        6,975        3,895  Replacement cost profit                       22,253       19,314
 -------------------------------------                                           ------------------------
                                       Shares in issue at period end
 20,657,045   19,815,830   19,510,496    (thousand) (b)                          19,510,496   20,657,045
  3,442,841    3,302,638    3,251,749  -    ADS equivalent (thousand) (b)         3,251,749    3,442,841
                                       Average number of shares outstanding
 20,792,896   19,818,106   19,610,871    (thousand) (b)                          20,027,527   21,125,902
  3,465,483    3,303,018    3,268,479  -    ADS equivalent (thousand) (b)         3,337,921    3,520,984

                                       Per ordinary share (cents)
      17.90        31.46        15.04  Profit for the period                         109.84       105.74
      21.34        35.08        20.08  RC profit for the period                      111.10        91.41

                                       Per ADS (cents)
     107.40       188.76        90.24  Profit for the period                         659.04       634.44
     128.04       210.48       120.48  RC profit for the period                      666.60       548.46
 -------------------------------------                                           ------------------------

(a)      Profit attributable to BP shareholders.
(b)      Excludes treasury shares.


                               Exploration and Production
                               --------------------------

     Fourth       Third       Fourth
    Quarter     Quarter      Quarter                                                       Year
       2005        2006         2006  $ million                                        2006        2005
     ================================                                                ===================
      6,574       9,929        5,057  Profit before interest and tax (a)             29,629      25,502
         (8)          6            6  Inventory holding (gains) losses                   18         (17)
     --------------------------------                                                -------------------
                                      Replacement cost profit before interest
      6,566       9,935        5,063    and tax                                      29,647      25,485
     ================================                                                ===================

                                      Results include:
                                      Impairment and gain (loss) on sale of
         62       1,962           16    businesses and fixed assets                   2,317         893
          -         (17)           -  Environmental and other provisions                (17)          -
                                      Restructuring, integration and
          -           -            -    rationalization costs                             -           -
                                      Fair value gain (loss) on embedded
       (801)        521          240    derivatives                                     515      (1,688)
       (240)          -         (433) Other                                            (433)       (203)
     --------------------------------                                                -------------------
       (979)     2,466          (177) Total non-operating items                       2,382        (998)
     ================================                                                ===================

        208         351          408  Exploration expense                             1,045         684
                                      Of which:
         81         232          265  Exploration expenditure written off               624         305
     ================================                                                ===================

                                      Production (Net of royalties) (b)
      2,400       2,250        2,249  Crude oil (mb/d)                                2,303       2,389
        164         172          167  Natural gas liquids (mb/d)                        172         173
      2,564       2,422        2,416  Total liquids (mb/d) (c)                        2,475       2,562
      8,458       8,086        8,256  Natural gas (mmcf/d)                            8,417       8,424
      4,022       3,816        3,840  Total hydrocarbons (mboe/d) (d)                 3,926       4,014
     ================================                                                ===================

                                      Average realizations(e)
      53.92       67.22        56.38  Crude oil ($/bbl)                               61.91       50.27
      39.29       40.08        35.21  Natural gas liquids ($/bbl)                     37.17       33.23
      52.44       64.15        54.13  Total liquids ($/bbl)                           59.23       48.51
       6.24        4.49         4.38  Natural gas ($/mcf)                              4.72        4.90
      44.56       45.47        40.13  Total hydrocarbons ($/boe)                      43.60       38.86
     ================================                                                ===================

                                      Average oil marker prices ($/bbl)
      56.87       69.60        59.60  Brent                                           65.14       54.48
      60.01       70.44        59.90  West Texas Intermediate                         66.02       56.58
      57.89       69.02        55.47  Alaska North Slope US West Coast                63.57       53.55
     ================================                                                ===================

                                      Average natural gas marker prices
      13.00        6.58         6.56  Henry Hub gas price ($/mmbtu) (f)                7.24        8.65
      65.30       33.72        29.92  UK Gas - National Balancing Point (p/therm)     42.19       40.71
     ================================                                                ===================

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b)     Includes BP's share of production of equity-accounted entities.
(c)     Crude oil and natural gas liquids.
(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(f)      Henry Hub First of the Month Index.


                           Exploration and Production
                           --------------------------

The replacement cost profit before interest and tax for the fourth quarter was $5,063 million, a decrease of 23% over the fourth quarter of 2005. This result was impacted by significantly lower gas prices and realizations and lower reported volumes, partly offset by higher liquids realizations. In addition, it included higher costs, reflecting the impacts of sector specific inflation and increased integrity and revenue investment. Furthermore, BP's share of income from equity-accounted entities was negatively affected by lower net income from TNK-BP, reflecting the adverse effect of lagged tax reference prices and the absence of the gain on sale of assets that occurred in the fourth quarter of 2005. Net non-operating charges for the fourth quarter were $177 million, with the most significant items being fair value gains on embedded derivatives relating to North Sea gas contracts, the reversal of impairments, increases in decommissioning estimates associated with the hurricane damaged fields in the Gulf of Mexico which we divested during the year and other one off adjustments, primarily legal provisions. The corresponding quarter in 2005 contained a net non-operating charge of $979 million.

The replacement cost profit before interest and tax of $29,647 million for the full year represented a record and is an increase of 16% on the previous year. This result benefited from higher oil realizations partially offset by lower reported volumes and lower gas realizations, higher production taxes and higher costs reflecting the impacts of sector specific inflation and increased integrity spend and revenue investments. The full year result included a net non-operating gain of $2,382 million compared with a net non-operating charge of $998 million in 2005.

After adjusting for the impact of divestments and the impact of lower entitlement in our production sharing agreements, production was flat compared with the fourth quarter of 2005. Actual production was down 182 mboe/d. Production for the full year, on this adjusted basis, was also flat compared with the prior year. Underlying production growth from major projects in the new profit centres offset decline in existing profit centres. Actual production was down 88 mboe/d from 2005.

During the quarter, in Azerbaijan, the East Azeri oil platform commenced production. Additionally, in Angola, the Dalia field, which is our second hub in block 17, started production.

Also during the quarter, we had further exploration success in Angola with the Terra oil discovery in ultra-deepwater Block 31, bringing the number of successful discoveries that BP has drilled in the Block to twelve.

We have decided to move solely to the SEC basis for reserve reporting to simplify disclosures and allow for easier comparison to competitors. BP's proved reserves replacement ratio, using reserves calculated in accordance with SEC guidance, was 113% on a combined basis of subsidiaries and equity-accounted entities, excluding acquisitions and disposals.

Since the end of the year, we have signed a production sharing agreement to appraise and develop the Khazzan/Makarem fields in Oman.

                                 Refining and Marketing
                                 ----------------------

   Fourth       Third       Fourth
  Quarter     Quarter      Quarter                                                          Year
     2005        2006         2006  $ million                                           2006        2005
   ================================                                                   ===================
   (1,073)        717         (706) Profit (loss) before interest and tax (a)          5,041       6,926
      908         786        1,018  Inventory holding (gains) losses                     242      (2,532)
   --------------------------------                                                   -------------------
                                    Replacement cost profit (loss) before
     (165)      1,503          312    interest and tax                                 5,283       4,394
   ================================                                                   ===================
                                    Results include:
                                    Impairment and gain (loss) on sale of
       50           2           51    businesses and fixed assets                        729          84
        -         (33)           -  Environmental and other provisions                   (33)       (140)
                                    Restructuring, integration and
        -           -            -    rationalization costs                                -           -
                                    Fair value gain (loss) on embedded
        -           -            -    derivatives                                          -           -
        -        (400)        (104) Other                                             (1,080)       (733)
   --------------------------------                                                   -------------------
       50        (431)         (53) Total non-operating items                           (384)       (789)
   ================================                                                   ===================
                                    Refinery throughputs (mb/d)
      144         200          188  UK                                                   165         180
      664         622          660  Rest of Europe                                       648         667
      942       1,213        1,052  USA                                                1,110       1,255
      288         252          294  Rest of World                                        275         297
   --------------------------------                                                   -------------------
    2,038       2,287        2,194  Total throughput                                   2,198       2,399
   ================================                                                   ==================
     90.9        82.2         81.6  Refining availability (%)(b)                        82.5        92.9
   ================================                                                   ===================
                                    Oil sales volumes (mb/d)
                                    Refined products
      358         370          354  UK                                                   356         355
    1,343       1,367        1,368  Rest of Europe                                     1,340       1,354
    1,559       1,609        1,541  USA                                                1,595       1,634
      573         578          601  Rest of World                                        581         599
   --------------------------------                                                   -------------------
    3,833       3,924        3,864  Total marketing sales                              3,872       3,942
    1,448       1,911        1,920  Trading/supply sales                               1,929       1,946
   --------------------------------                                                   -------------------
    5,281       5,835        5,784  Total refined product sales                        5,801       5,888
    2,434       1,913        1,959  Crude oil                                          2,110       2,464
   --------------------------------                                                   -------------------
    7,715       7,748        7,743  Total oil sales                                    7,911       8,352
   ================================                                                   ===================
                                    Global Indicator Refining Margin ($/bbl) (c)
     5.51        4.54         2.49  NWE                                                 3.92        5.47
    11.64       11.47         7.92  USGC                                               12.00       11.40
     7.91       11.50         5.42  Midwest                                             9.14        8.19
     8.90       12.30        14.59  USWC                                               14.84       13.49
     4.42        3.58         2.95  Singapore                                           4.22        5.56
     7.60        8.40         6.30  BP Average                                          8.39        8.60
   ================================                                                   ===================
                                    Chemicals production (kte)
      281         230          159  UK                                                   990       1,199
      811         776          797  Rest of Europe                                     3,156       3,123
      676         883          976  USA                                                3,464       3,891
    1,638       1,682        1,357  Rest of World                                      6,454       5,863
   --------------------------------                                                   -------------------
    3,406       3,571        3,289  Total production                                  14,064      14,076
   ================================                                                   ===================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During the year 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

                             Refining and Marketing
                             ----------------------

The replacement cost profit before interest and tax for the fourth quarter and full year was $312 million and $5,283 million, respectively. This compares with a replacement cost loss before interest and tax of $165 million for the fourth quarter of 2005 and a replacement cost profit before interest and tax of $4,394 million for the full year 2005.

The fourth quarter's result included a net non-operating charge of $53 million, reflecting a net gain of $51 million in respect of impairment and disposals and a charge of $104 million for other items. This compares with a net non-operating gain of $50 million in the fourth quarter of 2005. The full year's result included a charge of $384 million for non-operating items compared with a charge of $789 million in 2005. Included in the 2006 charge is $925 million in respect of fatality and personal injury claims associated with the Texas City incident in March 2005, partially offset by net gains on disposals.

The fourth quarter's result reflects a number of improvements on a year ago. Firstly, the progressive recommissioning of the Texas City refinery following the storm-related shutdown, together with the absence of storm-related disruptions to our pipelines and marketing businesses, relative to the fourth quarter of 2005, resulted in an improvement in replacement cost profit before interest and tax of around $250 million. For the full year, the Texas City refinery recorded a loss of $1.1 billion (excluding non-operating items). Secondly, the result reflects the absence of rationalization costs of $467 million that were incurred in the fourth quarter of 2005. Thirdly, the adverse impact relating to IFRS fair value accounting was lower compared with the fourth quarter of 2005. The last two factors also contributed to the improvement in the full year 2006 result compared with 2005.

The average refining Global Indicator Margin (GIM) for the fourth quarter was lower than that in the fourth quarter of 2005. BP's actual refining margin also fell but was partially offset by stronger supply optimization benefits during the quarter. For the full year, the GIM was lower with supply optimization benefits more than offsetting the decline in refining margins.

Retail marketing margins for the fourth quarter were materially lower than those for the same period last year, partially offset by an improvement in the margins from the other marketing businesses. For the full year, retail margins improved versus 2005, partially negated by deterioration in other marketing margins.

Refining throughputs were 2,194 mb/d for the quarter, some 156 mb/d higher than the fourth quarter of 2005. For the full year, throughputs were 2,198 mb/d, 201 mb/d lower than 2005. Refining availability for the quarter and full year, excluding the Texas City refinery, was 94.8% and 95.7% respectively, broadly consistent with 2005. Marketing volumes were 3,864 mb/d, slightly higher than the same quarter last year.

The efficiency programmes delivered lower operating costs in the marketing businesses, both in the fourth quarter and full year compared with 2005, offset by the costs of higher planned refinery turnaround activities and investments in integrity management.

On 1 February 2007, BP announced that it has agreed to sell its Coryton Refinery in Essex, UK, to Petroplus Holdings AG, subject to required regulatory approvals. The sale includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery. Completion of the sale is expected mid 2007.

                                 Gas, Power and Renewables
                                 -------------------------

    Fourth       Third      Fourth
   Quarter     Quarter     Quarter                                                            Year
      2005        2006        2006  $ million                                             2006       2005
      =============================                                                     ==================
       126         152         468  Profit before interest and tax (a)                   1,321      1,172
         3           -           2  Inventory holding (gains) losses                        55       (95)
      -----------------------------                                                     ------------------
                                    Replacement cost profit before
       129         152         470    interest and tax                                   1,376      1,077
      =============================                                                     ==================
                                    Results include:
                                    Impairment and gain (loss) on sale of
       (26)        (65)        159    businesses and fixed assets                           93         55
         -           -           -  Environmental and other provisions                       -          6
                                    Restructuring, integration and
         -           -           -    rationalization costs                                  -          -
                                    Fair value gain (loss) on embedded
      (546)        (20)         56    derivatives                                           88       (346)
       265           -           -  Other                                                    -        265
      -----------------------------                                                     ------------------
      (307)        (85)        215  Total non-operating items                              181        (20)
      =============================                                                     ==================

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the fourth quarter and full year was $470 million and $1,376 million respectively, compared with $129 million and $1,077 million a year ago. Non-operating items for the fourth quarter included fair value gains on embedded derivatives of $56 million, a charge of $30 million for the impairment of a North American NGL asset and a $189 million net gain on disposal. The corresponding quarter of 2005 included a net charge for non-operating items of $307 million, largely comprising fair value losses of $546 million on embedded derivatives and $265 million compensation received on cancellation of an intra-group gas supply contract.

The fourth quarter result was significantly higher than the same period in 2005 primarily due to the change in non-operating items described above, partly offset by lower contributions from the gas marketing and trading and NGL businesses and a lower benefit related to IFRS fair value accounting. The full year result was higher than in 2005 reflecting a net gain from non-operating items compared with a charge last year and higher contributions from the operating businesses, partly offset by higher IFRS fair value accounting charges.

In December 2006, BP acquired Orion Energy LLC, a leading US wind energy developer which has a portfolio of projects under development with potential power generation capacity of more than 6 gigawatts.

                              Other Businesses and Corporate
                              ------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                               Year
    2005      2006      2006  $ million                                                 2006       2005
  ===========================                                                          =================
    (409)     (213)     (265) Profit (loss) before interest and tax (a)                 (885)    (1,237)
       -       (48)      (11) Inventory holding (gains) losses                           (62)         -
  ---------------------------                                                          -----------------
                              Replacement cost profit (loss) before
    (409)     (261)     (276)   interest and tax                                        (947)    (1,237)
  ===========================                                                          =================
                              Results include:
                              Impairment and gain (loss) on sale of
       -       (10)       14    businesses and fixed assets                               26         38
      (4)       96        (2) Environmental and other provisions                          94       (278)
                              Restructuring, integration and
     (57)        -         -    rationalization costs                                      -       (134)
                              Fair value gain (loss) on embedded
      (3)       (8)        -    derivatives                                                5        (13)
       -         -      (200) Other                                                     (200)         3
  ---------------------------                                                          -----------------
     (64)       78      (188) Total non-operating items                                  (75)      (384)
  ===========================                                                          =================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The fourth quarter's result included a net charge of $188 million in respect of non-operating items, primarily relating to a reassessment of certain provisions.

                                              Dividends Payable
                                              -----------------

      March      December         March                                                 June, September
       2006          2006          2007                                               December and March
                                                                                        2006/07     2005/06

     ===================================                                              =====================
                                         Dividends per ordinary share
      9.375         9.825        10.325    Cents                                         39.35      35.725
      5.288         5.241         5.258    Pence                                        21.074      19.918
      56.25         58.95         61.95  Dividends per ADS (cents)                      236.10      214.35
     -----------------------------------                                              ---------------------

BP today announced a dividend of 10.325 cents per ordinary share to be paid in March. Holders of ordinary shares will receive 5.258 pence per share and holders of American Depository Receipts (ADRs) $0.6195 per ADS share. The dividend is payable on 12 March to shareholders on the register on 23 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 12 March.

                                    Outlook
                                   ---------

BP Group Chief Executive, Lord Browne, concluded:

"World economic growth has been sustained. US economic growth appears to have been resilient in the fourth quarter, and growth in Europe and Asia has been sustained. The near-term global outlook is for continued growth at close to current rates.

"Crude oil prices averaged $59.60 per barrel (Dated Brent) in the fourth quarter of 2006, $10 per barrel below the third quarter level but slightly above the same period last year. For the year, Dated Brent averaged $65.14 per barrel, a record in money-of-the-day terms and more than $10 per barrel above the 2005 average. Prices in the fourth quarter drifted higher after OPEC announced production cuts in late October, but retreated in late December in face of demand weakness and rising non-OPEC supply. Prices have declined further this year. Further OPEC production cuts have been announced.

"US natural gas prices averaged $6.56/mmbtu (Henry Hub first of month index) in the fourth quarter, nearly identical to the third quarter average but half the very high levels seen in the fourth quarter of 2005. Gas continued to trade near parity with residual fuel oil heading into the peak winter demand months. Gas in storage at year-end was 14% above the five year average in face of unusually warm weather. Prices may find temporary support for the remainder of the winter but high inventories are expected to continue to weigh on prices.

"UK gas prices (NBP day-ahead) in the fourth quarter averaged 29.92 pence per therm, 11% below the third quarter and less than half the level of a year ago. New infrastructure projects, high inventories and above-average temperatures contributed to the decline. These factors have eased concerns over winter supply availability, although the risk of temporary price spikes due to late-winter cold spells persists.

"The global average indicator refining margin fell to $6.30/bbl in the fourth quarter, down just over $2/bbl versus the third quarter and more than $1/bbl below the fourth quarter last year. Margins recovered well from mid-September lows despite a light US hurricane season and an extremely warm start to winter. So far in the first quarter, margins have averaged around $6/bbl, with the near-term outlook dependant on the weather and a relatively heavy US refinery turnaround programme.

"Retail Margins fell in October and November due to the increasing cost of product, before stabilising in December. Average retail margins therefore deteriorated in the fourth quarter relative to the third. The outlook for retail margins is expected to remain uncertain.

"Our strategy is unchanged. We continue to execute it with discipline and focus. Capital expenditure excluding acquisitions for the year was about $16.9 billion, in line with the guidance given with our third quarter results, including $1 billion in respect of our investment in Rosneft, and is expected to be around $18 billion in 2007. Production in 2007 is expected to be in the range of 3.8 to
3.9 mmboe/d.

"On the basis of a price assumption of $60 per barrel and our current portfolio, we expect production of more than 4.0 million barrels of oil equivalent per day by 2009, and more than 4.3 million barrels of oil equivalent per day by 2012."

Cautionary Statement: The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding world economic growth; oil and gas prices; refining margins; marketing margins; production; capital expenditure; and divestment proceeds. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; OPEC policy decisions; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability; economic growth and outlook in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2005 and our 2005 Annual Report on Form 20-F/A filed with the US Securities and Exchange Commission.


                       Summarized Group Income Statement
                     --------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
 ============================                                                        ===================
          $ million                                                                       $ million
  62,410    68,540    61,946  Sales and other operating revenues (Note 4)             265,906   239,792
                              Earnings from jointly controlled entities - after
     835     1,878       284    interest and tax                                        3,553     3,083
     133        88       125  Earnings from associates - after interest and tax           442       460
     229       220       177  Interest and other revenues                                 701       613
 ----------------------------                                                        -------------------
  63,607    70,726    62,532  Total revenues                                          270,602   243,948
     210     2,276       300  Gain on sale of businesses and fixed assets               3,714     1,538
 ----------------------------                                                        -------------------
  63,817    73,002    62,832  Total revenues and other income                         274,316   245,486

  43,243    48,431    44,506  Purchases                                               187,183   163,026
   6,118     6,275     6,425  Production and manufacturing expenses                    23,793    21,092
     830     1,202       632  Production and similar taxes (Note 5)                     3,621     3,010
   2,351     2,194     2,441  Depreciation, depletion and amortization                  9,128     8,771
                              Impairment and losses on sale of businesses and
     124       387        60    fixed assets                                              549       468
     208       351       408  Exploration expense (Note 5)                              1,045       684
   4,013     3,630     4,205  Distribution and administration expenses                 14,447    13,706
   1,350      (493)     (296) Fair value (gain) loss on embedded derivatives             (608)    2,047
 ----------------------------                                                        -------------------
                              Profit before interest and taxation from
   5,580    11,025     4,451    continuing operations                                  35,158    32,682
     172       169       205  Finance costs (Note 6)                                      718       616
      43       (52)      (56) Other finance (income) expense (Note 7)                    (202)      145
 ----------------------------                                                        -------------------
   5,365    10,908     4,302  Profit before taxation from continuing operations        34,642    31,921
                              Taxation (includes overseas taxation of
   2,029     4,614     1,347    $9,174 million, 2005 $9,082 million)                   12,331     9,473
 ----------------------------                                                        -------------------
   3,336     6,294     2,955  Profit from continuing operations                        22,311    22,448
     442         -         -  Profit (loss) from Innovene operations (Note 3)             (25)      184
 ----------------------------                                                        -------------------
   3,778     6,294     2,955  Profit for the period                                    22,286    22,632
 ============================                                                        ===================
                              Attributable to:
   3,685     6,231     2,880  BP shareholders                                          22,000    22,341
      93        63        75  Minority interest                                           286       291
 ----------------------------                                                          -----------------
   3,778     6,294     2,955                                                           22,286    22,632
 ============================                                                          =================
                              Earnings per share - cents
                              Profit for the period attributable to BP shareholders
   17.90     31.46     15.04  Basic                                                    109.84    105.74
   17.68     31.40     14.88  Diluted                                                  109.00    104.52
                              Profit from continuing operations attributable to
                                BP shareholders
   15.82     31.46     15.04  Basic                                                    109.97    104.87
   15.62     31.40     14.88  Diluted                                                  109.12    103.66


                         Summarized Group Balance Sheet
                     --------------------------------------

                                                                             31 December     31 December
                                                                                    2006            2005
                                                                              ===========================
                                                                                    $ million
Non-current assets
Property, plant and equipment                                                     90,999          85,947
Goodwill                                                                          10,780          10,371
Other intangible assets                                                            5,246           4,772
Investments in jointly controlled entities                                        15,074          13,556
Investments in associates                                                          5,975           6,217
Other investments                                                                  1,697             967
                                                                              ---------------------------
Fixed assets                                                                     129,771         121,830
Loans                                                                                817             821
Other receivables                                                                    862             770
Derivative financial instruments                                                   3,025           3,909
Prepayments and accrued income                                                     1,034           1,012
Defined benefit pension plan surplus                                               6,753           3,282
                                                                              ---------------------------
                                                                                 142,262         131,624
                                                                              ---------------------------
Current assets
Loans                                                                                141             132
Inventories                                                                       18,915          19,760
Trade and other receivables                                                       38,692          40,902
Derivative financial instruments                                                  10,373          10,056
Prepayments and accrued income                                                     3,006           1,268
Current tax receivable                                                               544             212
Cash and cash equivalents                                                          2,590           2,960
                                                                              ---------------------------
                                                                                  74,261          75,290
Assets classified as held for sale                                                 1,078               -
                                                                              ---------------------------
                                                                                  75,339          75,290
                                                                              ---------------------------
Total assets                                                                     217,601         206,914
                                                                              ===========================
Current liabilities
Trade and other payables                                                          42,236          42,136
Derivative financial instruments                                                   9,424          10,036
Accruals and deferred income                                                       6,147           5,017
Finance debt                                                                      12,924           8,932
Current tax payable                                                                2,635           4,274
Provisions                                                                         1,932           1,102
                                                                              ---------------------------
                                                                                  75,298          71,497
Liabilities directly associated with the assets classified as held for                54               -
sale
                                                                              ---------------------------
                                                                                  75,352          71,497
                                                                              ---------------------------
Non-current liabilities
Other payables                                                                     1,430           1,935
Derivative financial instruments                                                   4,203           5,871
Accruals and deferred income                                                         961             989
Finance debt                                                                      11,086          10,230
Deferred tax liabilities                                                          18,116          16,443
Provisions                                                                        11,712           9,954
Defined benefit pension plan and other
  Post-retirement benefit plan deficits                                            9,276           9,230
                                                                              ---------------------------
                                                                                  56,784          54,652
                                                                              ---------------------------
Total liabilities                                                                132,136         126,149
                                                                              ---------------------------
Net assets                                                                        85,465          80,765
                                                                              ===========================
Equity
BP shareholders' equity                                                           84,624          79,976
Minority interest                                                                    841             789
                                                                              ---------------------------
                                                                                  85,465          80,765
                                                                              ===========================

                Group Statement of Recognized Income and Expense
              ---------------------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                          =================
          $ million                                                                       $ million
    (320)      531     1,032  Currency translation differences                          2,025    (2,502)
                              Exchange gain on translation of foreign operations
                                transferred to gain or loss on sale of businesses
    (315)        -         -    and fixed assets                                            -      (315)
                              Actuarial gain relating to pensions and other
     975         -     2,615    post-retirement benefits                                2,615       975
     236       144       264  Available-for-sale investments marked to market             561       322
                              Available-for-sale investments - recycled to the
       -        (1)     (269)   income statement                                         (695)      (60)
     (48)      (15)      141  Cash flow hedges marked to market                           413      (212)
      43       (26)     (143) Cash flow hedges - recycled to the income statement         (93)       36
       -         5       (11) Cash flow hedges - recycled to the balance sheet             (6)        -
    (295)     (166)     (814) Taxation                                                   (934)     (259)
  ---------------------------                                                          -----------------
     276       472     2,815  Net income (expense) recognized directly in equity        3,886    (2,015)
   3,778     6,294     2,955  Profit for the period                                    22,286    22,632
  ---------------------------                                                          -----------------
   4,054     6,766     5,770  Total recognized income and expense for the period       26,172    20,617
  ===========================                                                          =================
                              Attributable to:
   3,961     6,703     5,646    BP shareholders                                        25,837    20,326
      93        63       124    Minority interest                                         335       291
  ---------------------------                                                          -----------------
   4,054     6,766     5,770                                                           26,172    20,617
  ===========================                                                          =================
                              Effect of change in accounting policy - adoption of
                                IAS 32 and IAS 39 on 1 January 2005
    (243)        -         -    BP shareholders                                             -      (243)
       -         -         -    Minority interest                                           -         -
  ---------------------------                                                          -----------------
    (243)        -         -                                                                -      (243)
  ===========================                                                          =================


                      Movement in BP Shareholders' Equity
                     --------------------------------------

                                                                                                    $ million
Movement in BP shareholders' equity
At 31 December 2005                                                                                    79,976
Profit for the year                                                                                    22,000
Distribution to shareholders                                                                           (7,686)
Currency translation differences (net of tax)                                                           1,756
Actuarial gain on pension and other post-retirement benefit plans (net of tax)                          1,795
Share-based payments (net of tax)                                                                         773
Repurchase of ordinary share capital                                                                  (15,481)
Issue of ordinary share capital for TNK-BP                                                              1,250
Available-for-sale investments (net of tax)                                                               (26)
Cash flow hedges (net of tax)                                                                             267
                                                                                                --------------
At 31 December 2006                                                                                    84,624
                                                                                                ==============


                      Summarized Group Cash Flow Statement
                    ---------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                         Year
    2005      2006      2006                                                      2006      2005
  ===========================                                                  ==================
          $ million                                                                $ million
                              Operating activities
                              Profit before taxation from continuing
   5,365    10,908     4,302    operations                                      34,642    31,921
                              Adjustments to reconcile profits before tax
                                to net cash provided by operating activities
      81       232       265  Exploration expenditure written off                  624       305
   2,351     2,194     2,441  Depreciation, depletion and amortization           9,128     8,771
                              Impairment and (gain) loss on sale of
     (86)   (1,889)     (240)   businesses and fixed assets                     (3,165)   (1,070)
                              Earnings from jointly controlled entities
    (968)   (1,966)     (409)   Associates                                      (3,995)   (3,543)
                              Dividends received from jointly controlled
     844     2,407       809    entities and associates                          4,495     2,833
  (4,171)   (6,756)   (2,198) Working capital and other movements              (13,557)  (13,466)
  ---------------------------                                                  ------------------
                              Net cash provided by operating activities
   3,416     5,130     4,970    of continuing operations                        28,172    25,751
                              Net cash provided by operating activities
     823         -         -    of Innovene operations                               -       970
  ---------------------------                                                  ------------------
   4,239     5,130     4,970  Net cash provided by operating activities         28,172    26,721
  ---------------------------                                                  ------------------
                              Investing activities
  (3,476)   (3,945)   (4,473) Capital expenditure                              (15,125)  (12,281)
     (60)     (102)     (127) Acquisitions, net of cash acquired                  (229)      (60)
    (132)        -       (11) Investment in jointly controlled entities            (37)     (185)
    (252)     (159)     (103) Investment in associates                            (570)     (619)
     825     2,662       918  Proceeds from disposal of fixed assets             5,963     2,803
   8,397       135      (100) Proceeds from disposal of businesses                 291     8,397
      32        33        26  Proceeds from loan repayments                        189       123
      93         -         -  Other                                                  -        93
  ---------------------------                                                  ------------------
   5,427    (1,376)   (3,870) Net cash used in investing activities             (9,518)   (1,729)
  ---------------------------                                                  ------------------
                              Financing activities
  (3,687)   (3,430)   (3,449) Net repurchase of shares                         (15,151)  (11,315)
     685       706     2,215  Proceeds from long-term financing                  3,831     2,475
  (1,197)     (996)   (1,874) Repayments of long-term financing                 (3,655)   (4,820)
  (2,423)      294     3,348  Net increase (decrease) in short-term debt         3,873    (1,457)
  (1,856)   (1,943)   (1,927) Dividends paid    - BP shareholders               (7,686)   (7,359)
    (405)      (57)      (72)                   - Minority interest               (283)     (827)
  ---------------------------                                                  ------------------
  (8,883)   (5,426)   (1,759) Net cash used in financing activities            (19,071)  (23,303)
  ---------------------------                                                  ------------------
                              Currency translation differences relating to
      (5)       19        50    cash and cash equivalents                           47       (88)
  ---------------------------                                                  ------------------
                              Increase (decrease) in cash and cash
     778    (1,653)     (609)   Equivalents                                       (370)    1,601
                              Cash and cash equivalents at beginning
   2,182     4,852     3,199    of period                                        2,960     1,359
  ---------------------------                                                  ------------------
   2,960     3,199     2,590  Cash and cash equivalents at end of period         2,590     2,960
  ===========================                                                  ==================


                      Summarized Group Cash Flow Statement
                     --------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                          =================
          $ million                                                                       $ million
                              Working capital and other movements
    (228)     (141)      (80) Interest receivable                                        (473)     (479)
     208       120        89  Interest received                                           500       401
     172       169       205  Finance costs                                               718       616
    (292)     (267)     (314) Interest paid                                            (1,242)   (1,127)
      43       (52)      (56) Other finance (income) expense                             (202)      145
      56       134        77  Share-based payments                                        416       278
                              Net operating charge for pensions and other
    (398)      (36)     (128)   post-retirement benefits, less contributions             (261)     (435)
    (284)     (115)      446  Net charge for provisions, less payments                    340       600
    (318)    1,477       861  (Increase) decrease in inventories                          995    (6,638)
                              (Increase) decrease in other current and non-current
    (386)   (1,616)    2,869    Assets                                                  3,596   (16,427)
                              Increase (decrease) in other current and non-current
     300    (1,763)   (2,476)   Liabilities                                            (4,211)   18,628
  (3,044)   (4,666)   (3,691) Income taxes paid                                       (13,733)   (9,028)
  ---------------------------                                                         ------------------
  (4,171)   (6,756)   (2,198)                                                         (13,557)  (13,466)
  ===========================                                                         ==================


                      Capital Expenditure and Acquisitions
                     --------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                        ===================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
     211       220       309  UK                                                          955       821
      79        52        49  Rest of Europe                                              244       197
   1,001     1,160     1,234  USA                                                       4,605     3,870
   1,671     2,505     1,905  Rest of World (a)                                         7,314     5,349
  ---------------------------                                                        -------------------
   2,962     3,937     3,497                                                           13,118    10,237
  ---------------------------                                                        -------------------
                              Refining and Marketing
     203        67       217  UK                                                          428       408
     291       149       395  Rest of Europe                                              710       568
     535       289       540  USA                                                       1,339     1,226
     379       117       334  Rest of World                                               667       658
  ---------------------------                                                        -------------------
   1,408       622     1,486                                                            3,144     2,860
  ---------------------------                                                        -------------------
                              Gas, Power and Renewables
      10        17        43  UK                                                           67        30
      15         7        18  Rest of Europe                                               37        26
      42       187       268  USA                                                         507        96
      57         9        35  Rest of World                                                77        83
  ---------------------------                                                        -------------------
     124       220       364                                                              688       235
  ---------------------------                                                        -------------------
                              Other businesses and corporate
      90        13        66  UK                                                          137       339
      71         -         -  Rest of Europe                                                -       189
     131        32        21  USA                                                         141       277
       4         -         3  Rest of World                                                 3        12
  ---------------------------                                                        -------------------
     296        45        90                                                              281       817
  ---------------------------                                                        -------------------
   4,790     4,824     5,437                                                           17,231    14,149
  ===========================                                                        ===================
                              By geographical area
     514       317       635  UK                                                        1,587     1,598
     456       208       462  Rest of Europe                                              991       980
   1,709     1,668     2,063  USA                                                       6,592     5,469
   2,111     2,631     2,277  Rest of World                                             8,061     6,102
  ---------------------------                                                        -------------------
   4,790     4,824     5,437                                                           17,231    14,149
  ===========================                                                        ===================
                              Included above:
      60       106       205    Acquisitions and asset exchanges                          321       211
     140         -         -    Innovene operations                                         -       497
  ===========================                                                        ===================


(a) Third quarter and year 2006 included $1 billion for the purchase of shares in Rosneft.

                              Exchange rates
    1.75      1.87      1.91  US dollar/sterling average rate for the period             1.84      1.82
    1.73      1.87      1.96  US dollar/sterling period-end rate                         1.96      1.73
    1.19      1.27      1.29  US dollar/euro average rate for the period                 1.25      1.24
    1.18      1.27      1.31  US dollar/euro period-end rate                             1.31      1.18
  ---------------------------                                                        -------------------


                   Analysis of Profit Before Interest and Tax
                   ------------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                        ===================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
    (295)    1,306     1,534  UK (a)                                                    5,839     2,129
     398       264       249  Rest of Europe (a)                                        1,209     2,321
   2,972     3,820       948  USA                                                       9,327     9,492
   3,499     4,539     2,326  Rest of World                                            13,254    11,560
  ---------------------------                                                        -------------------
   6,574     9,929     5,057                                                           29,629    25,502
  ---------------------------                                                        -------------------
                              Refining and Marketing
    (590)       46        28  UK                                                           85      (600)
    (266)      387       261  Rest of Europe                                            2,119     2,672
    (316)       65      (951) USA                                                       1,468     3,459
      99       219       (44) Rest of World                                             1,369     1,395
  ---------------------------                                                        -------------------
  (1,073)      717      (706)                                                           5,041     6,926
  ---------------------------                                                        -------------------
                              Gas, Power and Renewables
    (157)      (46)      147  UK                                                          217        70
     (19)      (15)      144  Rest of Europe                                              134       (16)
     141       141       116  USA                                                         682        801
     161        72        61  Rest of World                                               288       317
  ---------------------------                                                        -------------------
     126       152       468                                                            1,321     1,172
  ---------------------------                                                        -------------------
                              Other businesses and corporate
    (141)     (327)      280  UK                                                         (268)     (673)
    (124)       11       (98) Rest of Europe                                             (133)      (79)
     (22)       81      (307) USA                                                        (367)     (405)
    (122)       22      (140) Rest of World                                              (117)      (80)
  ---------------------------                                                        -------------------
    (409)     (213)     (265)                                                            (885)   (1,237)
  ---------------------------                                                        -------------------
   5,218    10,585     4,554                                                           35,106     32,363
     234       440      (103) Unrealized profit in inventory                               52      (208)
                              Net profit on transactions between continuing
     128         -         -    and Innovene operations                                     -       527
  ---------------------------                                                        -------------------
   5,580    11,025     4,451  Total for continuing operations                          35,158    32,682
  ---------------------------                                                        -------------------
                              Innovene operations
     490         -       (40) UK                                                         (185)      423
      (1)        -        25  Rest of Europe                                              (36)      406
     (42)        -        15  USA                                                          16      (166)
      21         -         -  Rest of World                                                21         5
  ---------------------------                                                        -------------------
     468         -         -                                                             (184)      668
                              Net profit on transactions between continuing
    (128)        -         -    and Innovene operations                                     -      (527)
  ---------------------------                                                        -------------------
     340         -         -  Total for Innovene operations                              (184)      141
  ---------------------------                                                        -------------------
   5,920    11,025     4,451  Total for period                                         34,974    32,823
  ===========================                                                        ===================
                              By geographical area
  (1,039)      989     1,988  UK (a)                                                    5,897     1,167
       31      695       533  Rest of Europe (a)                                        3,282     5,206
   2,974     4,491      (289) USA                                                      11,164    13,139
   3,614     4,850     2,219  Rest of World                                            14,815    13,170
  ---------------------------                                                        -------------------
   5,580    11,025     4,451  Total for continuing operations                          35,158    32,682
  ===========================                                                        ===================



(a) Exploration and Production profit by region for the third quarter 2006 has been restated, reducing Rest of Europe and increasing UK by $235 million. There is no impact on total segment or total group profits.





                      Analysis of Replacement Cost Profit
                            Before Interest and Tax
                     --------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
    (295)    1,306     1,534  UK (a)                                                    5,839     2,129
     398       264       249  Rest of Europe (a)                                        1,209     2,321
   2,964     3,827       952  USA                                                       9,344     9,475
   3,499     4,538     2,328  Rest of World                                            13,255    11,560
  ---------------------------                                                          -----------------
   6,566     9,935     5,063                                                           29,647    25,485
  ---------------------------                                                          -----------------
                              Refining and Marketing
    (516)      138       190  UK                                                          351      (581)
    (170)      765       336  Rest of Europe                                            2,249     1,567
     354       388      (421) USA                                                       1,353     2,247
     167       212       207  Rest of World                                             1,330     1,161
  ---------------------------                                                          -----------------
    (165)    1,503       312                                                            5,283     4,394
  ---------------------------                                                          -----------------
                              Gas, Power and Renewables
    (157)      (46)      147  UK                                                          217        70
     (18)      (17)      143  Rest of Europe                                              123       (16)
     147       150       114  USA                                                         692       777
     157        65        66  Rest of World                                               344       246
  ---------------------------                                                          -----------------
     129       152       470                                                            1,376     1,077
  ---------------------------                                                          -----------------
                              Other businesses and corporate
    (141)     (327)      280  UK                                                         (268)     (673)
    (124)        9       (97) Rest of Europe                                             (137)      (79)
     (22)       35      (319) USA                                                        (425)     (405)
    (122)       22      (140) Rest of World                                              (117)      (80)
  ---------------------------                                                          -----------------
    (409)     (261)     (276)                                                            (947)   (1,237)
  ---------------------------                                                          -----------------
   6,121    11,329     5,569                                                           35,359    29,719
     234       440      (103) Unrealized profit in inventory                               52      (208)
                              Net profit on transactions between continuing
     128         -         -    and Innovene operations                                     -       527
  ---------------------------                                                          -----------------
   6,483    11,769     5,466  Total for continuing operations                          35,411    30,038
  ---------------------------                                                          -----------------
                              Innovene operations
     428         -       (40) UK                                                         (185)      291
      (4)        -        25  Rest of Europe                                              (36)      252
    (127)        -        15  USA                                                          16      (253)
      15         -         -  Rest of World                                                21        (5)
  ---------------------------                                                          -----------------
     312         -         -                                                             (184)      285
                              Net profit on transactions between continuing
    (128)        -         -    and Innovene operations                                     -      (527)
  ---------------------------                                                          -----------------
     184         -         -  Total for Innovene operations                              (184)     (242)
  ---------------------------                                                          -----------------
   6,667    11,769     5,466  Total for period                                         35,227    29,796
  ===========================                                                          =================
                              By geographical area
    (965)    1,081     2,150  UK (a)                                                    6,163     1,186
     128     1,069       609  Rest of Europe (a)                                        3,398     4,100
   3,643     4,784       230  USA                                                      11,017    11,888
   3,677     4,835     2,477  Rest of World                                            14,833    12,864
  ---------------------------                                                          -----------------
   6,483    11,769     5,466  Total for continuing operations                          35,411    30,038
  ===========================                                                          =================


(a) Exploration and Production profit by region for the third quarter 2006 has been restated, reducing Rest of Europe and increasing UK by $235 million. There is no impact on total segment or total group profits.


                        Analysis of Non-operating Items
                       ----------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
    (975)      540       289  UK                                                          821    (1,996)
       6       (27)      (13) Rest of Europe                                               43     1,036
    (121)    2,016      (269) USA                                                       1,758      (231)
     111       (63)     (184) Rest of World                                              (240)      193
    -------------------------                                                          -----------------
    (979)    2,466      (177)                                                           2,382      (998)
    -------------------------                                                          -----------------
                              Refining and Marketing
      (8)      (27)       23  UK                                                           15       (26)
     (33)      (18)      (89) Rest of Europe                                               93       (97)
     118      (264)       25  USA                                                        (589)     (607)
     (27)     (122)      (12) Rest of World                                                97       (59)
    -------------------------                                                          -----------------
      50      (431)      (53)                                                            (384)     (789)
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
    (306)      (20)       56  UK                                                           88       (45)
       -         -       189  Rest of Europe                                              189         -
       -         5         -  USA                                                           4        26
      (1)      (70)      (30) Rest of World                                              (100)       (1)
    -------------------------                                                          -----------------
    (307)      (85)      215                                                              181       (20)
    -------------------------                                                          -----------------
                              Other businesses and corporate
     (57)      (25)       13  UK                                                          (12)     (111)
       -        (2)       (2) Rest of Europe                                               (5)       11
      (7)      105      (199) USA                                                         (75)     (284)
       -         -         -  Rest of World                                                17         -
    -------------------------                                                          -----------------
     (64)       78      (188)                                                             (75)     (384)
    -------------------------                                                          -----------------

  (1,300)    2,028      (203) Total before taxation for continuing operations           2,104    (2,191)
     421      (803)       51  Taxation credit (charge)                                   (851)      717
    -------------------------                                                          -----------------
    (879)    1,225      (152) Total after taxation for continuing operations            1,253    (1,474)
    -------------------------                                                          -----------------
                              Innovene operations
     242         -       (40) UK                                                         (185)      (83)
     (49)        -        25  Rest of Europe                                              (36)     (273)
     (51)        -        15  USA                                                          16      (259)
      (6)        -         -  Rest of World                                                21       (32)
    -------------------------                                                          -----------------
     136         -         -  Total before taxation for Innovene operations (a)          (184)     (647)
     190         -         -  Taxation credit (charge)                                     (7)      367
    -------------------------                                                          -----------------
     326         -         -  Total after taxation for Innovene operations               (191)     (280)
    -------------------------                                                          -----------------
    (553)    1,225      (152) Total after taxation for period                           1,062    (1,754)
    =========================                                                          =================


(a) Includes the loss on remeasurement to fair value of $184 million in 2006 and $591 million in 2005, and impairment charges of $59 million and a gain on disposal of $3 million in 2005.

               Depreciation of Fixed Asset Revaluation Adjustment
               --------------------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
    =========================                                                          =================
          $ million                                                                       $ million
                              Exploration and Production
       7        13         6  UK                                                           34        33
      62        48        43  USA                                                         194       272
       5         4         3  Rest of World                                                16        18
    -------------------------                                                          -----------------
      74        65        52                                                              244       323
    -------------------------                                                          -----------------
                              Refining and Marketing
      26        25        25  USA                                                         100       102
    -------------------------                                                          -----------------
      26        25        25                                                              100       102
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
       5         6         5  USA                                                          22        22
    -------------------------                                                          -----------------
       5         6         5                                                               22        22
    -------------------------                                                          -----------------
     105        96        82  Total depreciation of revaluation adjustment (a)(b)         366       447
    =========================                                                          =================

(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.

(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.

                  Net Debt Ratio - Net Debt: Net Debt + Equity
                  --------------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                          =================
          $ million                                                                       $ million
  19,162    19,973    24,010  Gross debt                                               24,010    19,162
   2,960     3,199     2,590  Cash and cash equivalents                                 2,590     2,960
  ---------------------------                                                          -----------------
  16,202    16,774    21,420  Net debt                                                 21,420    16,202
  ===========================                                                          =================
  80,765    85,070    85,465  Equity                                                   85,465    80,765
      17%       16%       20% Net debt ratio                                               20%       17%
  ===========================                                                          =================


                          Production and Realizations
                     --------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2005      2006      2006                                                             2006      2005
  ===========================                                                          =================
                              Production (a)(d)
                              Crude oil (mb/d) (net of royalties)
     244       199       229  UK                                                          240       261
      69        55        54  Rest of Europe                                               58        71
     432       404       417  USA                                                         427       491
   1,655     1,592     1,549  Rest of World                                             1,578     1,566
  ---------------------------                                                          -----------------
   2,400     2,250     2,249  Total crude oil production                                2,303     2,389
  ===========================                                                          =================
                              Natural gas liquids (mb/d) (net of royalties)
      16        14        10  UK                                                           13        16
       4         3         3  Rest of Europe                                                3         4
     111       119       116  USA                                                         120       122
      33        36        38  Rest of World                                                36        31
  ---------------------------                                                          -----------------
     164       172       167  Total natural gas liquids production                        172       173
  ===========================                                                          =================
                              Liquids (b) (mb/d) (net of royalties)
     260       213       239  UK                                                          253       277
      73        58        57  Rest of Europe                                               61        75
     543       523       533  USA                                                         547       613
   1,688     1,628     1,587  Rest of World                                             1,614     1,597
  ---------------------------                                                          -----------------
   2,564     2,422     2,416  Total liquids production                                  2,475     2,562
  ===========================                                                          =================
                              Natural gas (mmcf/d) (net of royalties)
   1,156       754       888  UK                                                          936     1,090
     107       100        90  Rest of Europe                                               92       108
   2,359     2,332     2,196  USA                                                       2,376     2,547
   4,836     4,900     5,082  Rest of World                                             5,013     4,679
  ---------------------------                                                          -----------------
   8,458     8,086     8,256  Total natural gas production                              8,417     8,424
  ===========================                                                          =================
                              Average realizations (c)
                              Crude oil ($/bbl)
   54.70     64.74     56.51  UK                                                        62.45     51.22
   57.40     68.83     55.86  USA                                                       62.03     50.98
   49.93     67.05     56.29  Rest of World                                             61.11     48.32
   53.92     67.22     56.38  BP Average                                                61.91     50.27
  ===========================                                                          =================
                              Natural gas liquids ($/bbl)
   43.68     46.48     48.40  UK                                                        47.21     37.95
   37.78     38.50     35.32  USA                                                       36.13     31.94
   42.10     41.15     31.22  Rest of World                                             36.03     35.11
   39.29     40.08     35.21  BP Average                                                37.17     33.23
  ===========================                                                          =================
                              Liquids ($/bbl) (b)
   54.02     63.57     56.18  UK                                                        61.67     50.45
   53.98     62.95     52.11  USA                                                       57.25     47.83
   49.51     65.50     54.63  Rest of World                                             59.54     47.56
   52.44     64.15     54.13  BP Average                                                59.23     48.51
  ===========================                                                          =================
                              Natural gas ($/mcf)
    6.96      5.55      5.61  UK                                                         6.33      5.53
    9.48      5.51      5.03  USA                                                        5.74      6.78
    4.08      3.62      3.70  Rest of World                                              3.70      3.46
    6.24      4.49      4.38  BP Average                                                 4.72      4.90
  ===========================                                                          =================



(a) Includes BP's share of production of equity-accounted entities.
(b) Crude oil and natural gas liquids.
(c) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(d) Because of rounding, some totals may not agree exactly with the sum of their component parts.

                                     Notes
                     --------------------------------------

1.      Basis of preparation

        BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union
(EU). The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing the Annual Report and Accounts 2006, which do not differ significantly from those used for the Annual Report and Accounts 2005.

2.       Resegmentation and other changes to comparatives

         With effect from 1 January 2006 the following changes to the business segment boundaries have been implemented:

                (a) Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

                (b) The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:

                                -     South Houston Green Power (SHGP)
co-generation facility (in Texas City refinery) from Refining and Marketing.

                                -     Watson Cogeneration (in Carson City
refinery) from Refining and Marketing.

                                -     Phu My Phase 3 CCGT plant in Vietnam from
Exploration and Production.

                (c) The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

                Comparative financial data is shown after these changes.


                                                        Restated                Reported
                                                    --------------------------------------------
                                                     Fourth        Year      Fourth        Year
                                                    Quarter        2005     Quarter        2005
                                                       2005                    2005
                                                    --------------------------------------------
                                                                    $ million
Profit before interest and tax
Exploration and Production                            6,574      25,502       6,575      25,508
Refining and Marketing                               (1,073)      6,926      (1,068)      6,942
Gas, Power and Renewables                               126       1,172         114       1,104
Other businesses and corporate                         (409)     (1,237)       (403)     (1,191)
                                                    --------------------------------------------
                                                      5,218      32,363       5,218      32,363
Unrealized profit in inventory                          234        (208)        234        (208)
Net profit on transactions between
  continuing and Innovene operations                    128         527         128         527
                                                    --------------------------------------------
Profit before interest and tax from
  continuing operations                               5,580      32,682       5,580      32,682
                                                    ============================================

         In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. These transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.

During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments have been identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.

                                     Notes
                     --------------------------------------

2.       Resegmentation and other changes to comparatives (concluded)



                                                         Amended                  Reported
                                                    ----------------------------------------------
                                                     Fourth         Year      Fourth         Year
                                                    Quarter         2005     Quarter         2005
                                                       2005                     2005
                                                    ----------------------------------------------
                                                                     $ million
Sales and other operating revenues
Exploration and Production                           14,769       47,210      14,769       47,210
Refining and Marketing                               52,873      213,326      53,979      220,134
Gas, Power and Renewables                             6,795       25,696       7,987       28,561
Other businesses and corporate                          161          668         161          668
                                                    ----------------------------------------------
Sales by continuing operations                       74,598      286,900      76,896      296,573
Less:  sales between businesses                      10,595       35,318      10,595       35,318
            sales by continuing operations to         1,593       11,790       1,593       11,790
Innovene
                                                    ----------------------------------------------
Third party sales of continuing operations           62,410      239,792      64,708      249,465
                                                    ==============================================
Purchases                                            43,243      163,026      45,541      172,699
                                                    ==============================================


                                     Notes
                     --------------------------------------

3.       Sale of Olefins and Derivatives business

         The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005.

         The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended 31 December 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement.

         In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the group and reported as a single line item.

         The period to 31 December 2006 includes a loss before tax of $184 million related to post-closing adjustments and is unchanged since 30 September 2006.



  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
    =========================                                                     =================
          $ million                                                                  $ million
     335         -         -  Profit before tax from Innovene operations               -     1,259
                              Net profit on transactions between continuing
    (128)        -         -    and Innovene operations                                -      (527)
    -------------------------                                                     -----------------
     207         -         -  Profit before interest and taxation                      -       732
       1         -         -  Other finance income (expense)                           -         3
                              (Loss) gain recognized on the remeasurement
     133         -         -    to fair value                                       (184)     (591)
    -------------------------                                                     -----------------
     341         -         -                                                        (184)      144
                              Taxation
     (86)        -         -     Related to profit before tax                        166      (306)
     187         -         -     Related to remeasurement to fair value               (7)      346
    -------------------------                                                     -----------------
     442         -         -  Profit (loss) from Innovene operations                 (25)      184
    =========================                                                     =================
                              Earnings (loss) per share from Innovene
                                operations - cents
    2.08         -         -  Basic                                                (0.13)     0.87
    2.06         -         -  Diluted                                              (0.12)     0.86
    =========================                                                     =================
                              The net cash flows of Innovene operations
                                are presented below
     823         -         -  Net cash provided by operating activities                -       970
    (163)        -         -  Net cash used in investing activities                    -      (524)
                              Net cash provided by (used in) financing
    -------------------------                                                     -----------------
    (660)        -         -    Activities                                             -      (446)
    =========================                                                     =================


                                     Notes
                     --------------------------------------

4.       Sales and other operating revenues

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
  ===========================                                                   ===================
          $ million                                                                  $ million
                              By business
  14,769    12,932    12,255     Exploration and Production                       52,600    47,210
  52,873    61,169    53,776     Refining and Marketing                          232,855   213,326
   6,795     5,840     5,224     Gas, Power and Renewables                        23,708    25,696
     161       212       339     Other businesses and corporate                    1,009       668
  ---------------------------                                                   -------------------
  74,598    80,153    71,594  Sales by continuing operations                     310,172   286,900
  10,595    11,613     9,648  Less:  sales between businesses                     44,266    35,318
   1,593         -         -               sales to Innovene operations                -    11,790
  ---------------------------                                                   -------------------
  62,410    68,540    61,946  Third party sales of continuing operations          265,906  239,792
   3,509         -         -  Innovene sales                                           -    20,627
   1,445         -         -  Less:   sales to continuing operations                   -     8,251
  ---------------------------                                                   -------------------
   2,064         -         -  Third party sales of Innovene operations                 -    12,376
  ---------------------------                                                   -------------------
  64,474    68,540    61,946  Total third party sales                            265,906   252,168
  ===========================                                                   ===================

                              By geographical area
  17,808    27,809    23,676     UK                                              105,518     92,765
  14,661    20,412    18,576     Rest of Europe                                   76,768    64,305
  21,283    27,447    23,368     USA                                              99,935    96,881
  20,693    17,337    16,768     Rest of World                                    71,547    59,628
  ---------------------------                                                   -------------------
  74,445    93,005    82,388  Sales by continuing operations                     353,768   313,579
  10,442    24,465    20,442  Less:   sales between areas                         87,862    61,997
   1,593         -         -                sales to Innovene operations               -    11,790
  ---------------------------                                                   -------------------
  62,410    68,540    61,946                                                     265,906   239,792
  ===========================                                                   ===================

5.       Profit before interest and taxation is after charging:

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
    =========================                                                     =================
          $ million                                                                  $ million
                              Exploration expense
      11         7         6  UK                                                      20        32
       -         -         -  Rest of Europe                                           -         2
     117       188       324  USA                                                    633       425
      80       156        78  Rest of World                                          392       225
    -------------------------                                                     -----------------
     208       351       408                                                       1,045       684
    =========================                                                     =================
                              Production and similar taxes
     133        96      (143) UK                                                     260       495
     697     1,106       775  Overseas                                             3,361     2,515
    -------------------------                                                     -----------------
     830     1,202       632                                                       3,621     3,010
    =========================                                                     =================

                                    Notes
                     --------------------------------------

6.             Finance costs

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
    =========================                                                     =================
          $ million                                                                  $ million
     278       328       290  Interest payable                                     1,196       910
    (106)     (159)      (85) Capitalized                                           (478)     (351)
    -------------------------                                                     -----------------
     172       169       205                                                         718       559
       -         -         -  Early redemption of finance leases                       -        57
    -------------------------                                                     -----------------
     172       169       205                                                         718       616
    =========================                                                     =================



7.             Other finance (income) expense

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
    =========================                                                     =================
          $ million                                                                  $ million
                              Interest on pension and other post-retirement
     497       489       496    benefit plan liabilities                           1,940     2,022
                              Expected return on pension and other
    (521)     (610)     (619)   post-retirement benefit plan assets               (2,410)   (2,138)
    -------------------------                                                     -----------------
     (24)     (121)     (123) Interest net of expected return on plan assets        (470)     (116)
      57        63        67  Unwinding of discount on provisions                    245       201
                              Unwinding of discount on deferred consideration
       9         6         -    for acquisition of investment in TNK-BP               23        57
    -------------------------                                                     -----------------
      42       (52)      (56)                                                       (202)      142
       1         -         -  Innovene operations                                      -         3
    -------------------------                                                     -----------------
      43       (52)      (56) Continuing operations                                 (202)      145
    =========================                                                     =================



8.             Dividends paid

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
    =========================                                                     =================
          $ million                                                                  $ million
                              Dividends per ordinary share
   8.925     9.825     9.825     Cents                                             38.40     34.85
   5.061     5.324     5.241     Pence                                            21.104    19.152
   53.55     58.95     58.95  Dividends per ADS (cents)                           230.40    209.10
    =========================                                                     =================


                                     Notes
                     --------------------------------------


9.             Analysis of changes in net debt

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
  ===========================                                                     =================
          $ million                                                                  $ million
                              Opening balance
  22,159    19,286    19,973  Finance debt                                        19,162    23,091
   2,182     4,852     3,199  Less:  Cash and cash equivalents                     2,960     1,359
  ---------------------------                                                     -----------------
  19,977    14,434    16,774  Opening net debt                                    16,202    21,732
  ---------------------------                                                     -----------------
                              Closing balance
  19,162    19,973    24,010  Finance debt                                        24,010    19,162
   2,960     3,199     2,590  Less:  Cash and cash equivalents                     2,590     2,960
  ---------------------------                                                     -----------------
  16,202    16,774    21,420  Closing net debt                                    21,420     16,202
  ---------------------------                                                     -----------------
   3,775    (2,340)   (4,646) Decrease (increase) in net debt                     (5,218)    5,530
  ===========================                                                     =================
                              Movement in cash and cash equivalents
     783    (1,672)     (659)   (excluding exchange adjustments)                    (417)    1,689
                              Net cash outflow (inflow) from financing
   2,936        (5)   (3,689)   (excluding share capital)                         (4,049)    3,803
       -         -         -  Adoption of IAS 39                                       -      (147)
      48      (515)     (208) Fair value hedge adjustment                           (581)      171
       -         -       (13) Debt acquired                                          (13)        -
      11       (34)      (57) Other movements                                        (33)      146
  ---------------------------                                                     -----------------
   3,778    (2,226)   (4,626) Movement in net debt before exchange effects        (5,093)    5,662
      (3)     (114)      (20) Exchange adjustments                                  (125)     (132)
  ---------------------------                                                     -----------------
   3,775    (2,340)   (4,646) Decrease (increase) in net debt                     (5,218)    5,530
  ===========================                                                     =================


                                     Notes
                     --------------------------------------

10.          TNK-BP Operational and Financial Information

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
  ===========================                                                     =================
                              Production (Net of royalties) (BP share)
     936       867       837  Crude oil (mb/d)                                       876       911
     530       472       602  Natural gas (mmcf/d)                                   544       482
   1,027       948       941  Total hydrocarbons (mboe/d) (a)                        970       994
  ===========================                                                     =================
          $ million                                                                  $ million
                              Income statement (BP share)
   1,029     2,321       359  Profit before interest and tax                       4,616     3,817
     (30)      (52)      (52) Interest expense*                                     (192)     (128)
    (234)     (651)     (118) Taxation                                            (1,467)     (976)
     (31)     (100)       (6) Minority interest                                     (193)     (104)
  ---------------------------                                                     -----------------
     734     1,518       183  Net Income (b)                                       2,764     2,609
  ===========================                                                     =================
                              *  Excludes unwinding of discount on
       9         6         -        deferred consideration                            23        57
  ===========================                                                     =================
                              Cash Flow
     525     2,000       500  Dividends received (c)                               3,271     1,950
  ===========================                                                     =================

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2005      2006      2006                                                        2006      2005
  ===========================                                                     =================
                              Average oil marker prices ($/bbl)
   53.23     65.90     56.06  Urals (NWE - cif)                                    61.22     50.29
   54.07     65.81     56.48  Urals (Med - cif)                                    61.35     50.84
   31.73     39.83     26.33  Domestic Oil                                         34.39     28.77
  ===========================                                                     =================


Balance Sheet

                                                                        31 December     31 December
                                                                               2006            2005
                                                                         ===========================
                                                                               $ million
Investments in jointly controlled entities                                    8,353           8,089
                                                                         ===========================

Deferred consideration
      Due within one year                                                         -           1,227
      Due after more than one year                                                -               -
                                                                         ---------------------------
                                                                                  -           1,227
                                                                         ===========================

                (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

                (b) Third quarter and year 2006 included a net gain of $892 million on the disposal of the Udmurtneft assets.

                          Fourth quarter and year 2005 included a net gain of
$270 million on the disposal of non-core producing assets in the Saratov region, along with the Orsk refinery.

                (c)     Year 2006 includes $771 million declared in 2005.

On 23 October 2006, TNK-BP received decisions from the Russian tax authorities in relation to the tax audits of certain TNK-BP Group companies for the years 2002 and 2003, resulting in a payment by TNK-BP of approximately $1.4 billion in settlement of these claims. At the present time, BP believes that its provisions are adequate for its share of any liabilities arising from these and other outstanding tax decisions not covered by the indemnities provided by our co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture.

                                     Notes
                     --------------------------------------

11.          Equity-accounted entities

                The group's profit for the period includes the following in respect of equity-accounted entities.

                               RC profit  Inventory    Profit
                                  (loss)    holding    (loss)                                  Profit
                                  before      gains    before                                  (loss)
                                interest   (losses)  interest                      Minority   for the
                                 and tax              and tax  Interest       Tax  interest    period
                               ----------------------------------------------------------------------
                                                             $ million
Fourth Quarter 2006
Exploration and Production          594         (2)      592       (87)     (206)       (6)      293
Refining and Marketing              147        (16)      131       (21)      (19)        -        91
Gas, Power and Renewables            39          -        39        (6)       (8)        -        25
Other businesses and corporate        -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
Continuing operations               780        (18)      762      (114)     (233)       (6)      409
Innovene operations                   -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
                                    780        (18)      762      (114)     (233)       (6)      409
                               ======================================================================
Third Quarter 2006
Exploration and Production (a)    2,727          1     2,728       (87)     (723)     (100)    1,818
Refining and Marketing              138          8       146       (20)      (25)        -       101
Gas, Power and Renewables            56          -        56        (5)       (4)        -        47
Other businesses and corporate        -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
Continuing operations             2,921          9     2,930      (112)     (752)     (100)    1,966
Innovene operations                   -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
                                  2,921          9     2,930      (112)     (752)     (100)    1,966
                               ======================================================================
Fourth Quarter 2005
Exploration and Production (b)    1,291          -     1,291       (56)     (313)      (30)      892
Refining and Marketing               88          8        96       (18)      (27)        -        51
Gas, Power and Renewables            27          -        27        (1)       (1)        -        25
Other businesses and corporate        -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
Continuing operations             1,406          8     1,414       (75)     (341)      (30)      968
Innovene operations                 (17)         -       (17)        -         -         -       (17)
                               ----------------------------------------------------------------------
                                  1,389          8     1,397       (75)     (341)      (30)      951
                               ======================================================================
Year 2006
Exploration and Production (a)    5,839         (1)    5,838      (324)   (1,804)     (193)    3,517
Refining and Marketing              486          1       487       (79)      (67)        -       341
Gas, Power and Renewables           179          -       179       (21)      (20)        -       138
Other businesses and corporate       (1)         -        (1)        -         -         -        (1)
                               ----------------------------------------------------------------------
Continuing operations             6,503          -     6,503      (424)   (1,891)     (193)    3,995
Innovene operations                   -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
                                  6,503          -     6,503      (424)   (1,891)     (193)    3,995
                               ======================================================================
Year 2005
Exploration and Production (b)    4,813          -     4,813      (227)   (1,250)     (104)    3,232
Refining and Marketing              392         (7)      385       (55)      (81)        -       249
Gas, Power and Renewables            77          -        77        (7)       (8)        -        62
Other businesses and corporate        -          -         -         -         -         -         -
                               ----------------------------------------------------------------------
Continuing operations             5,282         (7)    5,275      (289)   (1,339)     (104)    3,543
Innovene operations                 (14)         -       (14)        -         -         -       (14)
                               ----------------------------------------------------------------------
                                  5,268         (7)    5,261      (289)   (1,339)     (104)    3,529
                               ======================================================================

(a) Third quarter and year 2006 included a net gain of $892 million on the disposal of the Udmurtneft assets.

(b) Fourth quarter and year 2005 included a net gain of $270 million on the disposal of non-core producing assets in the Saratov region, along with the Orsk refinery.

                                     Notes
                     --------------------------------------

12.          First quarter results

             BP's first quarter results will be announced on 24 April 2007.

13.          Statutory accounts

             The financial information shown in this publication, which was approved by the Board of Directors on 5 February 2007, is unaudited and does not constitute statutory financial statements. The audited 2006 BP Annual Report and Accounts will be published on 6 March 2007 and delivered to the Registrar of Companies in due course. The 2005 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                    Contacts
                     --------------------------------------

                                      London                                   United States
Press Office                          Roddy Kennedy                            Ronnie Chappell
                                      +44 (0)20 7496 4624                      +1 281 366 5174
Investor Relations                    Fergus MacLeod                           Rachael MacLean
                                      +44 (0)20 7496 4717                      +1 212 451 8072

http://www.bp.com/investors



                                        SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 February 2007                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary